FIRST PATIENT ENROLLED IN THIRD PHASE III STUDY OF ORAL LAQUINIMOD FOR RELAPSING-REMITTING
MULTIPLE SCLEROSIS

CONCERTO Study Enrolling Patients Globally to Evaluate Impact of Laquinimod on Disability
Progression

Jerusalem, Israel and Lund, Sweden, March 6, 2013 – Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) and Active Biotech (NASDAQ OMX NORDIC: ACTI) announced today enrollment of the first patient in the CONCERTO study — the third Phase III placebo-controlled study designed to evaluate the efficacy, safety and tolerability of once-daily oral laquinimod in patients with relapsing-remitting multiple sclerosis (RRMS). The primary outcome measure of CONCERTO will be confirmed disability progression as measured by the Expanded Disability Status Scale (EDSS).

“Previous Phase III studies in more than 2,400 people with RRMS suggest a unique profile of laquinimod, directly affecting the neurodegenerative processes that lead to disability progression, the main concern in the treatment of RRMS,” said CONCERTO principal investigator, Dr. Timothy Vollmer, Professor of Neurology, University of Colorado Denver, Medical Director of the Rocky Mountain Multiple Sclerosis Center, and Co-Director of the RMMSC at Anschutz. “We are currently enrolling patients in this third pivotal study to further examine the clinical benefits of laquinimod on disability progression, the primary endpoint of the CONCERTO trial, and brain atrophy, at both the previously studied 0.6 mg dose, and now a higher 1.2 mg dose.”

The multinational, randomized, double blind placebo-controlled study will aim to enroll approximately 1,800 patients at more than 300 sites globally (http://clinicaltrials.gov/show/NCT01707992). Along with the primary endpoint of time to confirmed disability progression, the study will also examine the impact of laquinimod on endpoints such as percent change in brain volume and other clinical and MRI markers of disease activity.

“For nearly 30 years, Teva has been focused on improving the lives of people with multiple sclerosis by delivering innovative treatment options that address this complex disease,” said Dr. Michael Hayden, President of Global R&D and Chief Scientific Officer at Teva Pharmaceutical Industries, Ltd. “The CONCERTO study demonstrates our commitment to collaborating with MS communities worldwide to further develop laquinimod and address unmet patient needs.”

ABOUT LAQUINIMOD
Laquinimod is an oral, once-daily CNS-active immunomodulator with a novel mechanism of action being developed for the treatment of MS. In animal models laquinimod crosses the blood brain barrier to potentially have a direct effect on resident CNS inflammation and neurodegeneration. The global Phase III clinical development program evaluating oral laquinimod in MS includes two pivotal studies, ALLEGRO and BRAVO.
In addition to the MS clinical studies, laquinimod is currently in clinical development for Crohn’s disease and Lupus.

ABOUT CONCERTO
CONCERTO is a multinational, multicenter, randomized, double-blind, parallel-group, placebo-controlled study followed by an active treatment phase, to evaluate the efficacy, safety and tolerability of two doses of oral administration of laquinimod 0.6 mg/day or 1.2 mg/day in subjects with RRMS. This third Phase III laquinimod study will evaluate laquinimod in approximately 1,800 patients for up to 24 months, after which patients will continue to an active treatment period with laquinimod for additional 24 months. The primary outcome measure will be time to confirmed disability progression as measured by the Expanded Disability Status Scale (EDSS). The study will also examine the impact of laquinimod on endpoints such as percent change in brain volume, as well as other clinical and MRI markers of disease activity.

ABOUT MULTIPLE SCLEROSIS
MS is the leading cause of neurological disability in young adults. It is estimated that more than 400,000 people in the United States are affected by the disease and that two million people may be affected worldwide. Multiple sclerosis is a degenerative disease of the central nervous system in which inflammation and axonal damage and loss result in the development of progressive disability.

ABOUT TEVA
Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is the world’s leading generic drug maker, with a global product portfolio of more than 1,000 molecules and a direct presence in about 60 countries. Teva’s branded businesses focus on CNS, oncology, pain, respiratory and women’s health therapeutic areas as well as biologics. Teva currently employs approximately 46,000 people around the world and reached $20.3 billion in net revenues in 2012.

ABOUT ACTIVE BIOTECH
Active Biotech AB (NASDAQ OMX NORDIC: ACTI) is a biotechnology company with focus on autoimmune/inflammatory diseases and cancer. Projects in or entering pivotal phase are laquinimod, an orally administered small molecule with unique immunomodulatory properties for the treatment of multiple sclerosis, TASQ for prostate cancer as well as ANYARA for use in cancer targeted therapy, primarily of renal cell cancer. In addition, laquinimod is in Phase II development for Crohn’s and Lupus. Further projects in clinical development comprise the two orally administered compounds, 57-57 for SLE & Systemic Sclerosis and RhuDex(TM) for RA. Please visit http://www.activebiotech.com for more information.

Teva’s Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products, competition for our innovative products, especially Copaxone® (including competition from innovative orally-administered alternatives, as well as from potential purported generic equivalents), competition for our generic products (including from other pharmaceutical companies and as a result of increased governmental pricing pressures), competition for our specialty pharmaceutical businesses, our ability to achieve expected results through our innovative R&D efforts, the effectiveness of our patents and other protections for innovative products, decreasing opportunities to obtain U.S. market exclusivity for significant new generic products, our ability to identify, consummate and successfully integrate acquisitions, the effects of increased leverage as a result of the acquisition of Cephalon, the extent to which any manufacturing or quality control problems damage our reputation for high quality production and require costly remediation, our potential exposure to product liability claims to the extent not covered by insurance, increased government scrutiny in both the U.S. and Europe of our agreements with brand companies, potential liability for sales of generic products prior to a final resolution of outstanding patent litigation, including that relating to the generic version of Protonix®, our exposure to currency fluctuations and restrictions as well as credit risks, the effects of reforms in healthcare regulation and pharmaceutical pricing and reimbursement, any failures to comply with complex Medicare and Medicaid reporting and payment obligations, governmental investigations into sales and marketing practices (particularly for our specialty pharmaceutical products), uncertainties surrounding the legislative and regulatory pathway for the registration and approval of biotechnology-based products, adverse effects of political or economical instability, major hostilities or acts of terrorism on our significant worldwide operations, interruptions in our supply chain or problems with our information technology systems that adversely affect our complex manufacturing processes, any failure to retain key personnel or to attract additional executive and managerial talent, the impact of continuing consolidation of our distributors and customers, variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner, potentially significant impairments of intangible assets and goodwill, potential increases in tax liabilities, the termination or expiration of governmental programs or tax benefits, environmental risks and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2011 and in our other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and the Company undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Active Biotech’s Safe Harbor Statement in Accordance with the Swedish Securities Market Act:
This press release contains certain forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the company, or industry results, to differ materially from any future results, performance or achievement implied by the forward-looking statements. The company does not undertake any obligation to update or publicly release any revisions to forward-looking statements to reflect events, circumstances or changes in expectations after the date of this press release.

Active Biotech is obligated to publish the information contained in this press release in accordance with the Swedish Securities Market Act.

# # #